Exhibit 99.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Three Months Ended March 31,		Years Ended December 31,
(Amounts in millions of dollars)	2016	2015	2015	2014	2013	2012	2011
Net income(a)(b)	1,606	2,663	5,087	4,244	11,228	13,648	17,400
Income tax expenses(a)(b)	(48)	1,482	1,653	8,614	14,767	16,747	19,614
Non-controlling interests	15	(155)	(301)	6	293	188	424
Equity in income of affiliates (in excess of)/ less than dividends received	(236)	(68)	(311)	29	(775)	272	(149)
Interest expensed	179	210	742	536	656	649	862
Estimate of the interest within rental expense	119	102	477	406	357	334	299
Amortization of capitalized interest	41	41	174	160	135	205	280

Total(a)(b)	1,676	4,275	7,521	13,995	26,661	32,043	38,730

Interest expensed	179	210	742	536	656	649	862
Capitalized interest	118	80	362	341	349	333	245
Estimate of the interest within rental expense	119	102	477	406	357	334	299
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

Fixed charges	416	392	1,581	1,283	1,362	1,316	1,406

Ratio of earnings to fixed charges(a)(b)	4.03	10.91	4.76	10.91	19.57	24.35	27.55

(a)	Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.
(b)	Figures for 2012 and 2011 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.